For Immediate Release
                                                       Contact: Thomas M. Foster
                                                                  (602) 234-8139


                 PHELPS DODGE ADOPTS NEW SHAREHOLDER RIGHTS PLAN

PHOENIX, Arizona - February 4, 1998 - The board of directors of Phelps Dodge Corporation today announced the adoption of a new shareholder rights plan to replace the corporation's existing rights plan which had been scheduled to expire in August 1998. The rights under the existing plan, which trade with the corporation's common shares, will be redeemed for $0.005 per right payable to holders of record at the close of business February 24, 1998.

       Under the new plan, which becomes effective as of the close of business on February 24, 1998, shareholders will receive one right to purchase for $210 one two-hundredth (1/200th) of a Junior Participating Preferred Share for each Phelps Dodge common share held. Each 1/200th of a Junior Participating Preferred Share will have dividend, voting and liquidation rights, making it substantially equivalent to a Phelps Dodge common share.

       In the event that a stockholder acquires 20 percent or more of the common shares of Phelps Dodge, all rights not held by that stockholder become rights to purchase common shares of Phelps Dodge at a 50 percent discount. After a stockholder acquires 20 percent or more of the common shares and before the stockholder owns 50 percent or more of the corporation's common shares, the board of directors, instead of allowing the rights to become exercisable, may issue one common share in exchange for each right, other than those held by the acquiring party. In the event of a merger of Phelps Dodge, the new rights plan requires that provision be made so that the rights entitle their holders to purchase shares of the acquiring stockholder at a 50 percent discount.
                                    - more -
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                 PHELPS DODGE ADOPTS NEW SHAREHOLDER RIGHTS PLAN         2-2-2-2

       The new rights, which will have a 10-year term, may be redeemed for one cent per right by the board of directors at any time prior to the date when rights become exercisable.

       "The new rights plan is intended to enhance the ability of the board of directors to act in the best interests of shareholders in the event of any proposed takeover," said Douglas C. Yearley, chairman of the board and chief executive officer of the company. "The plan was not adopted in response to any specific effort to gain control of Phelps Dodge, and the board of directors is not aware of any such effort."

         Phelps Dodge Corporation is among the world's largest producers of copper, operating mining and manufacturing facilities that employ 15,000 people in 27 countries.
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